HOMETOWN COMMUNITY BANCSHARES, INC.
                                74 LAGREE DUCK ROAD
                             BRASELTON, GEORGIA  30517


                                 November 10, 2004


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re:   Hometown Community Bancshares, Inc.
           Registration Statement on Form S-1 (File No. 333-118982) Request for Acceleration

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933 (the "Act"), Hometown Community Bancshares, Inc., a Georgia corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-118982) (the "Registration Statement") to immediate effectiveness on November 10, 2004 at 5:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

     The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please give me a call at (706) 654-3199.


                                       Very truly yours,

                                       HOMETOWN COMMUNITY BANCSHARES, INC.

                                       By:/s/ C. Sean Childers
                                          -------------------------------
                                          C. Sean Childers
                                          President and Chief Executive Officer

cc:  Larry W. Shackelford, Esq.